

January 10, 2013

Via E-mail
Greg Adams
Chief Operating Officer and Chief Financial Officer
Green Earth Technologies, Inc.
1136 Celebration Boulevard
Celebration, FL 34747

> **Re: Green Earth Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 19, 2012**
> **File No. 333-185557**

Dear Mr. Adams:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your registration statement to include a description of the securities being registered in accordance with the requirements of Item 9 of Form S-1 and Item 202 of Regulation S-K.

2. Please include Item 509 of Regulation S-K disclosure with respect to the legal counsel opining on the legality of securities covered by the registration statement. Please include in the filing the counsel's name and business address. Refer to paragraph 23 of Schedule A under the Securities Act of 1933.

Prospectus Summary, page 1

3. Please expand your disclosure to provide investors with a complete summary of the material terms of the offering. Please also address the requirements of Items 503(b) and (c) of

Regulation S-K.

Incorporation by Reference of Certain Documents, page 1

4. We note that you have incorporated information by reference in reliance upon General Instruction VII to Form S-1. In order to incorporate information by reference in accordance with Items 11A and 12 of Form S-1, you must meet certain requirements, including the requirement set forth in Section D.1.(c) of General Instruction VII, which states that a registrant is not a registrant for an offering of penny stock as such term is defined in Rule 3a51-1 of the Exchange Act. Exchange Act Rule 3a51-1(a)(2)(i) states that in order for an equity security not to be considered penny stock, an issuer is required to have stockholders' equity of $5 million, market value of listed securities of $50 million for 90 consecutive days prior to applying for the listing, or net income of $750,000 in the most recently completed fiscal year or in two of the last three completed fiscal years. Based upon (i) our review of your latest annual report which indicates a stockholders deficit and loss from operations, as well as (ii) a market value for your securities of less than $50 million (measured by multiplying the closing bid price as quoted on the OTCBB by the number of securities listed), it appears that you are engaged in an offering of penny stock. As a result, please amend the registration statement to include all disclosure required by Form S-1, or otherwise, please provide us with a detailed legal analysis demonstrating how you meet the requirements of General Instruction VII.

The Selling Stockholders, page 4

5. In accordance with the requirements of Item 507 of Regulation S-K, please revise your disclosure to discuss the nature of any position, office, or other material relationship which any of the selling stockholders has had within the past three years with the company or any of its predecessors or affiliates.

6. Please disclose whether any of the selling stockholders (other than a natural person) is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer, please state that it is an underwriter with respect to the shares that it is offering for resale. If the selling stockholder is an affiliate of a registered broker-dealer, please revise to disclose the following:

- that the selling stockholder purchased in the ordinary course of business; and
- that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling stockholder is unable to make these representations, please state that it is an underwriter.

Signatures

7. Please identify the executive officer who is signing the registration statement in the capacity of principal executive officer. Refer to Instruction 1 to Signatures in Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Joel J. Goldschmidt, Esq.